 Philip Magri, Esq.

August 3, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds

Assistant Director Office of Natural Resources

Re:        Supernova Energy, Inc.

Offering Statement on Form 1-A Filed June 26, 2018

File No. 024-10860

Ladies and Gentlemen:

On behalf of our client, Supernova Energy, Inc., a Nevada corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the above-captioned Offering Statement on Form 1-A (“Amendment No. 1”) relating to the issuance by the Company of 2,000,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Staff’s letter, dated July 23, 2018 regarding your review of the above-captioned Offering Statement (the “Comment Letter”).

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

Please be advised that the Company has filed an M-11 to have the offering qualified in New York State. To date, we have not received any notification from New York State. Also, no FINRA member is participating in the offering.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 954-303-8027 or pmagri@magrilaw.com.

Very truly yours,

/s/ Philip Magri

Cc: Kevin G. Malone